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12010617

AB 3/20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68302

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FletcherBennett Capital LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Westchester Avenue Suite 611-N
(No. and Street)

Rye Brook (City) **New York** (State) **10573** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew F. W. Dabinett **212-521-1145**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

1350 Avenue of the Americas (Address) **New York** (City) **NY** (State) **10019** (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 16 2012
REGISTRATIONS BRANCH
02

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
FEB 16 2012
REGISTRATIONS BRANCH
16

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Andrew Dabinett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FletcherBennett Capital LLC, as of December 31st ,2011 , are true and correct. I further swear (or affirm) that neither the company

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nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

Notary Public

JENNIFER VASQUEZ
Notary Public - State of New York
NO. 01VA6242284
Qualified in Westchester County
My Commission Expires 5/31/15

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLETCHERBENNETT CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

Rothstein Kass

FLETCHERBENNETT CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

FLETCHERBENNETT CAPITAL LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
FletcherBennett Capital LLC

We have audited the accompanying statement of financial condition of FletcherBennett Capital LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FletcherBennett Capital LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 1, 2012

FLETCHERBENNETT CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Cash	$	28,981
Other assets		1,112
	$	30,093
LIABILITIES AND MEMBER'S EQUITY		
Liabilities, accounts payable and accrued expenses	$	13,489
Member's equity		16,604
	$	30,093

See accompanying notes to financial statements.

FLETCHERBENNETT CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

FletcherBennett Capital LLC (the "Company") is a limited liability corporation organized under the laws of the state of New York in May 2009. The Company's operations primarily focus on investment advisory services.

The Company is a wholly owned subsidiary of FletcherBennett Group LLC (the "Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company became a registered broker-dealer in January 2010.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 1, 2012. Subsequent events have been evaluated through this date.

Placement Fees

The Company generally receives monthly placement retainers from alternative investment asset managers. The non refundable placement retainers are payable monthly in advance. To the extent securities are sold to the investors, by the alternative investment asset managers, the Company receives placement commissions. Additional revenue is derived from any and all management and advisory fees, carried interest, profit sharing allocation, incentive fees, or other fees collected by the asset managers of the underlying alternative investments from investors introduced by the Company less any retainer payments previously paid.

Income Taxes

The Company is a limited liability company. As such, income or loss of the Company, in general, is allocated to the Parent for inclusion in its income tax return. Accordingly, the Company has not provided for federal or state income taxes. The Company's Parent is subject to New York City Unincorporated Business Tax ("UBT"). As the liability or asset associated with the UBT is principally the result of the operations of the Company, the UBT, is calculated using currently enacted tax laws and rates and is reflected on the books of the Company.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company's Parent files its income tax returns in the U.S. federal and various state and local jurisdictions. The Company's Parent income tax returns are subject to examinations by major taxing authorities. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was approximately $15,500 which was approximately $10,500 in excess of its minimum requirement of $5,000.

3. Liquidity

For the year ended December 31, 2011 the Company had a net loss, therefore the Parent has agreed and has the ability to provide working capital and other financial support to the Company, as needed in order to operate for the next twelve months.

4. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

For the year ended December 31, 2011, approximately 92% of the Company's revenues were from three customers.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Related party transactions

Pursuant to an expense sharing agreement, (the "Agreement") the Company recognizes certain general and administrative expenses based on the terms and conditions of the agreement. General and administrative expenses per the Agreement were approximately $110,000 for the year ended December 31, 2011.

For the year ended December 31, 2011 the Parent contributed cash contributions of approximately $65,000 and non cash contributions of approximately $84,000, which represented expenses paid on behalf of the Company.